Exhibit 99.1

Report on review of interim condensed
consolidated financial statements

To the Board of Directors and Shareholders

XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheets of XP Inc. and its subsidiaries ("Company") as at June 30, 2023 and the related interim condensed consolidated statements of income and comprehensive income for the quarter and six-month period then ended, and the interim condensed consolidated statements of changes in equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, August 14, 2023

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev

Contadora CRC 1SP245281/O-6

PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of June 30, 2023 and December 31, 2022 In thousands of Brazilian Reais

Assets	Note	June 30, 2023	December 31, 2022

Cash		2,916,432	3,553,126

Financial assets		216,445,759	177,681,987

Fair value through profit or loss		124,464,608	96,730,159
Securities	4	99,280,068	87,513,004
Derivative financial instruments	5	25,184,540	9,217,155

Fair value through other comprehensive income		33,091,082	34,478,668
Securities	4	33,091,082	34,478,668

Evaluated at amortized cost		58,890,069	46,473,160
Securities	4	7,823,940	9,272,103
Securities purchased under agreements to resell	3	15,785,606	7,603,820
Securities trading and intermediation	9	2,917,216	3,271,000
Accounts receivable		645,731	597,887
Loan operations	7	24,087,649	22,211,161
Other financial assets	15	7,629,927	3,517,189

Other assets		6,498,061	5,760,811
Recoverable taxes		219,886	163,248
Rights-of-use assets	12	208,991	258,491
Prepaid expenses	8	4,269,513	4,240,107
Other		1,799,671	1,098,965

Deferred tax assets	17	1,532,326	1,611,882
Investments in associates and joint ventures	11	2,250,316	2,271,731
Property and equipment	12	301,173	310,894
Goodwill and Intangible assets	12	836,848	844,182

Total assets		230,780,915	192,034,613

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of June 30, 2023 and December 31, 2022 In thousands of Brazilian Reais

Liabilities and equity	Note	June 30, 2023	December 31, 2022

Financial liabilities		159,677,801	127,708,578

Fair value through profit or loss		40,800,341	22,134,674
Securities	4	14,553,802	13,529,265
Derivative financial instruments	5	26,246,539	8,605,409

Evaluated at amortized cost		118,877,460	105,573,904
Securities sold under repurchase agreements	3	34,622,931	31,790,091
Securities trading and intermediation	9	15,451,001	16,062,697
Financing instruments payable	13	51,931,180	43,683,629
Accounts payables		625,643	617,394
Borrowings	14	-	1,865,880
Other financial liabilities	15	16,246,705	11,554,213

Other liabilities		52,519,754	47,172,782
Social and statutory obligations		946,682	968,119
Taxes and social security obligations		441,781	365,419
Retirement plans liabilities	16	50,906,627	45,733,815
Provisions and contingent liabilities	20	78,778	43,541
Other		145,886	61,888

Deferred tax liabilities	17	133,908	111,043

Total liabilities		212,331,463	174,992,403

Equity attributable to owners of the Parent company	18	18,440,410	17,035,735
Issued capital		24	24
Capital reserve		16,522,754	19,156,382
Other comprehensive income(loss)		264,376	(133,909)
Treasury shares		(117,117)	(1,986,762)
Retained earnings		1,770,373	-

Non-controlling interest		9,042	6,475

Total equity		18,449,452	17,042,210

Total liabilities and equity		230,780,915	192,034,613

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements

of income and of comprehensive income

For the six and three months period ended June 30, 2023 and 2022

In thousands of Brazilian Reais, except earnings per share

		Six months period ended June 30,		Three months period ended June 30,
	Note	2023	2022	2023	2022

Net revenue from services rendered	21	2,828,748	2,817,504	1,482,764	1,552,552
Net income/(loss) from financial instruments at amortized cost and at fair value through other comprehensive income	21	1,120,143	567,639	618,030	712,240
Net income/(loss) from financial instruments at fair value through profit or loss	21	2,733,722	3,165,204	1,447,830	1,164,208
Total revenue and income		6,682,613	6,550,347	3,548,624	3,429,000

Operating costs	22	(2,108,670)	(1,822,726)	(1,092,145)	(958,442)
Selling expenses	23	(60,204)	(58,492)	(45,262)	(39,310)
Administrative expenses	23	(2,369,851)	(2,770,440)	(1,275,912)	(1,477,738)
Other operating income (expenses), net	24	43,372	(6,928)	24,491	(6,970)
Expected credit losses	10	(122,549)	(27,837)	(54,915)	(1,410)
Interest expense on debt		(315,252)	(125,164)	(152,424)	(77,050)
Share of profit (loss) in joint ventures and associates	11	34,381	(15,073)	15,235	(832)

Income before income tax		1,783,840	1,723,687	967,692	867,248

Income tax credit (expense)	17	(11,052)	43,145	9,151	45,335

Net income for the period		1,772,788	1,766,832	976,843	912,583

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(45,293)	(22,174)	(27,297)	29,367
Gains (losses) on net investment hedge		42,203	14,838	21,332	(32,655)
Changes in the fair value of financial assets at fair value through other comprehensive income		401,481	(24,702)	321,097	(71,310)

Other comprehensive income (loss) for the period, net of tax		398,391	(32,038)	315,132	(74,598)

Total comprehensive income for the period		2,171,179	1,734,794	1,291,975	837,985

Net income attributable to:
Owners of the Parent company		1,770,373	1,765,355	975,353	911,251
Non-controlling interest		2,415	1,477	1,490	1,332

Total comprehensive income attributable to:
Owners of the Parent company		2,168,764	1,733,317	1,290,485	836,653
Non-controlling interest		2,415	1,477	1,490	1,332

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	26	3.3269	3.1583	1.8465	1.6310
Diluted earnings per share	26	3.3148	3.0599	1.8349	1.5800

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of changes in equity For the six months period ended June 30, 2023 and 2022 In thousands of Brazilian Reais

			Attributable to owners of the parent
		Issued Capital	Capital reserve		Other comprehensive income and Other	Retained Earnings		Total	Non-Controlling interest	Total Equity
	Notes		Additional paid-in capital	Other Reserves			Treasury Shares

Balances as of December 31, 2021		23	6,821,176	8,102,139	(334,563)	-	(171,939)	14,416,836	2,793	14,419,629
Comprehensive income for the period
Net income for the period		-	-	-	-	1,765,355	-	1,765,355	1,477	1,766,832
Other comprehensive income, net		-	-	-	(32,038)	-	-	(32,038)	-	(32,038)
Transactions with shareholders - contributions and distributions
Share based plan	25	-	-	318,348	-	-	-	318,348	475	318,823
Other changes in equity, net		-	-	-	(4,847)	-	-	(4,847)	-	(4,847)
Private issuance of shares	18	1	74,905	-	-	-	-	74,906	-	74,906
Treasury shares	18	-	-	-	-	-	(246,330)	(246,330)	-	(246,330)
Allocations of the net income for the period
Dividends distributed	18	-	-	-	-	-	-	-	(1,334)	(1,334)
Balances as of June 30, 2022		24	6,896,081	8,420,487	(371,448)	1,765,355	(418,269)	16,292,230	3,411	16,295,641

Balances as of December 31, 2022		24	6,986,447	12,169,935	(133,909)	-	(1,986,762)	17,035,735	6,475	17,042,210
Comprehensive income for the period
Net income for the period		-	-	-	-	1,770,373	-	1,770,373	2,415	1,772,788
Other comprehensive income, net		-	-	-	398,391	-	-	398,391	-	398,391
Transactions with shareholders - contributions and distributions
Share based plan	25	-	3,442	148,434	-	-	-	151,876	751	152,627
Other changes in equity, net		-	-	-	(106)	-	-	(106)	295	189
Treasury shares	18	-	-	(2,785,504)	-	-	1,869,645	(915,859)	-	(915,859)
Allocations of the net income for the period
Dividends distributed	18	-	-	-	-	-	-	-	(894)	(894)
Balances as of June 30, 2023		24	6,989,889	9,532,865	264,376	1,770,373	(117,117)	18,440,410	9,042	18,449,452

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of cash flows For the six months period ended June 30, 2023 and 2022 In thousands of Brazilian Reais

		Six months ended June 30,
	Note	2023	2022
Operating activities
Income before income tax		1,783,840	1,723,687

Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	12	53,535	58,975
Amortization of intangible assets	12	45,144	57,631
Loss on write-off of right-of-use assets, property, equipment and intangible assets and lease, net	12	10,343	6,014
Share of profit or (loss) in joint ventures and associates	11	(34,381)	15,073
Income from share in the net income of associates measured at fair value	11	3,410	(74,005)
Expected credit losses on financial assets		84,871	27,837
Provision for contingencies, net	20	33,205	2,268
Net foreign exchange differences		(447,080)	(350,070)
Share based plan	25	152,627	318,823
Interest accrued		304,360	151,100
(Gain) / Loss on the disposal of investments	11	23,060	-

Changes in assets and liabilities
Securities (assets and liabilities)		(7,916,858)	(17,200,287)
Derivative financial instruments (assets and liabilities)		1,735,239	(417,031)
Securities trading and intermediation (assets and liabilities)		(262,875)	(2,079,012)
Securities purchased (sold) under resale (repurchase) agreements		(1,738,050)	8,336,381
Accounts receivable		(54,912)	(172,626)
Loan operations		(1,947,457)	(3,599,411)
Prepaid expenses		(29,406)	(102,685)
Other assets and other financial assets		(4,551,679)	(1,431,258)
Accounts payable		8,249	(414,380)
Financing instruments payable		8,237,295	7,462,241
Social and statutory obligations		(21,437)	(36,905)
Tax and social security obligations		24,431	(207,082)
Retirement plans liabilities		5,172,812	7,180,148
Other liabilities and other financial liabilities		4,826,252	1,630,796

Cash from/(used in) operations		5,494,538	886,222

Income tax paid		(204,002)	(294,878)
Contingencies paid	20	(430)	(1,272)
Interest paid		(72,637)	(102,222)
Net cash flows (used in) from operating activities		5,217,469	487,850

Investing activities
Acquisition of property and equipment	12	(7,733)	(20,600)
Acquisition of intangible assets	12	(41,946)	(15,481)
Acquisition of subsidiaries, net of cash acquired		-	(15,399)
Disposal of investments	11	29,589	-
Acquisition of associates and joint ventures	11	-	(181,163)
Net cash flows used in investing activities		(20,090)	(232,643)

Financing activities
Acquisition of treasury shares	18(c)	(915,859)	(246,330)
Payments of borrowings and lease liabilities	30	(1,868,932)	(51,337)
Payment of debt securities in issue	30	-	(175,999)
Issuance of debt securities	30	188,208	25,724
Transactions with non-controlling interests		295	-
Dividends paid to non-controlling interests		(894)	(1,334)
Net cash flows from (used in) financing activities		(2,597,182)	(449,276)

Net increase in cash and cash equivalents		2,600,197	(194,069)
Cash and cash equivalents at the beginning of the period		4,967,480	3,751,861
Effects of exchange rate changes on cash and cash equivalents		(18,870)	(21,459)
Cash and cash equivalents at the end of the period		7,548,807	3,536,333
Cash		2,916,432	3,244,141
Securities purchased under agreements to resell	3	3,611,766	74,373
Bank deposit certificates	4	243,611	217,819
Other deposits at Central Bank		776,998	-
s

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

1.	Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is 20, Genesis Close, in George Town, Grand Cayman.

XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. is a holding company controlled by XP Control LLC, which holds 67.43% of voting rights and is controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These unaudited interim condensed consolidated financial statements as of June 30, 2023, were approved by the Board of Director’s meeting on August 11, 2023.

1.1	Share buy-back program

In May 2022, the Board of Directors approved a share buy-back program. Under the program, XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 12, 2022, continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions.

On November 04, 2022, the Board of Directors approved an amendment to the share buy-back program. Under the amended program, XP Inc may repurchase up to the amount in dollars equivalent to R$2.0 billion of its outstanding Class A common shares (therefore, an increase of the maximum amount of R$1.0 billion compared to the original program). The program period has not been amended, continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions.

The repurchase limit of R$2.0 billion has been reached on March 31, 2023, and, therefore, the share buy-back program has terminated. At the end of the share buy-back program, the company repurchased 25,037,192 shares (equivalent to R$ 2,059 million or US$ 394 million), which were acquired at an average price of US$ 15.76 per share, with prices ranging from US$ 10.69 to US$ 24.85.

1.2	Share purchase agreement with Itaú

On June 8, 2022, XP signed a share purchase agreement with Itaú Unibanco. Under this agreement, XP purchased 1,056,308 outstanding Class B common shares from Itaú Unibanco, equivalent to approximately US$24 million (R$ 117 million), or US$22.65 per share – the same price for which Itaú Unibanco sold 6,783,939 Class A shares on June 7, 2022, to third parties. These shares are held in treasury.

On November 10, 2022, XP signed a share purchase agreement with Itaúsa S.A. Under this agreement, XP purchased 5,500,000 outstanding Class A common shares from Itaúsa S.A., equivalent to approximately U$105 million (R$ 562 million), or U$19.10 per share (R$ 102.14 per share). XP utilized its existing cash to fund this share repurchase.

Those transactions are not part of the share buy-back program (Note 1.1) announced by XP on May 11, 2022.

1.3	Cancellation of treasury shares

On April 5, 2023, the Company’s Board of Directors approved the cancellation of 31,267,095 Class A shares (5.6% of total shares, on this date) held by the Company in treasury. Total share count, on April 5, 2023, went from 560,534,012 to 529,266,917 after cancellation.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

2.	Basis of preparation and changes to the Group’s accounting policies

a)	Basis of preparation

The unaudited interim condensed consolidated balance sheet as of June 30, 2023, and the unaudited interim condensed consolidated statements of income and comprehensive income, changes in equity and cash flow for the six months period ended June, 2023 and 2022 (the “financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2022. The list of notes that were not presented in this unaudited interim condensed is described below:

Note to financial statements of December 31, 2022	Description
3.	Summary of significant accounting policies
4.	Significant accounting judgements, estimates and assumptions
5.	Group structure
11.	Accounts receivable
12.	Recoverable taxes
21.	Social and Statutory obligations
22.	Tax and social security obligations
26. (a)	Key-person management compensation

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the new accounting policies adopted for the current interim reporting period, see Note 2 (b).

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s presentation currency and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated. Certain reclassifications or prior period amounts have been made to conform to the current period presentation.

b)	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Those amendments or standards apply for the first time in 2023, but do not have a material impact on the interim condensed consolidated financial statements of the Group:

IFRS 17 – Insurance Contracts: The group evaluated the impacts of applying this standard and concluded that it is not material to its current operations.

Amendments to IAS 1 – Presentation of Financial Statements: Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements.

Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement.

Amendments to IAS 12 – Income Taxes: Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is not applicable to lease operations.

c)	Basis of consolidation

There were no changes since December 31, 2022, in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(i)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively.

(ii)	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in the Group’s income statement, and the Group’s share of movements in other comprehensive income of the investee in the Group’s other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction of the carrying amount of the investment.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates and joint ventures decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in income, when appropriate.

(iii)	Interests in associates and joint ventures measured at fair value

The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Managers and XP FIP Endor, which are venture capital organizations. In determining whether the fund meets the definition of a venture capital organization, management considered the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolios is evaluated and managed considering a fair value basis of each investment.

d)	Business combinations and other developments

a)	Business combinations

(i)	Habitat

On February 25, 2022, we entered into a binding agreement to acquire 100% of the total capital of Habitat Capital Partners Asset Management, a manager focused on real estate funds. The asset was created with a focus on real estate operations outside the major Brazilian centers and with a strategy of monitoring the entire process in-house, from securitization to control of collection processes. The closing occurred in May 2022, and the acquisition is not considered material for XP Inc. interim consolidated financial statements. The total consideration is R$65,353, out of which: i) R$52,416 paid in cash and ii) R$12,937 as a fair value of the contingent consideration. The purchase price was mostly allocated to goodwill (R$ 60,037 – see Note 12), representing the value of expected synergies arising from the acquisition.

In addition, the Company incurred in direct costs for the business combinations which were expensed as incurred.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(ii) BTR Benefícios e Seguros

On August 15, 2022, the Group exercised its call options over the equity of BTR Benefícios e Seguros (“BTR”) which allowed the Group to acquire up to 100% of the total share of the company. This acquisition will allow the Group to further strengthen its operations on the Health and Benefits front, with a focus on corporate customers. The management of health plans today is a priority topic on the corporate market agenda as it represents, in Brazil, one of the largest costs to most companies. The closing occurred on October 03, 2022, and the total consideration paid, in cash, was R$1,254. This acquisition is not considered material for XP Inc. consolidated financial statements.

b)	Other developments

(i) SPAC Transactions

On April 25, 2022, XPAC Acquisition Corp., a special purpose acquisition company sponsored by the Group (“XPAC”), entered into a business combination agreement with SuperBac, a Brazilian biotechnology company.

On May 2, 2023, SuperBac informed XPAC that it had decided to terminate the Business Combination Agreement, due to adverse market conditions, among other factors. Following the termination of the proposed business combination with SuperBac, the board of directors of XPAC determined that it is in the best interests of XPAC and its shareholders to accelerate the liquidation date of XPAC.

Following the announcement about the termination of the Business Combination Agreement and the intention of early liquidation, XPAC’s management was approached by professional investors interested in acquiring and taking control of XPAC. On July 10, 2023, XPAC Acquisition Corp. entered into a Purchase and Sponsor Handover Agreement. Pursuant to the agreement, XPAC Sponsor LLC has transferred control of XPAC Acquisition Corp., by selling 4,400,283 Class B ordinary shares and 4,261,485 private placement warrants to acquire 4,261,485 Class A ordinary shares of XPAC held by the Sponsor, for a total purchase price of $250,000. As a condition to the consummation of the Sponsor Handover, new members of XPAC’s board of directors and a new management team for XPAC were appointed by the existing Board, and the existing Board members and the existing management team have resigned. Furthermore, the name of XPAC Acquisition Corp. was changed to Zalatoris II Acquisition Corp.

The Purchase and Sponsor Handover Agreement was approved by the XPAC’s shareholders at an extraordinary general meeting of shareholders on July 27, 2023.

(ii) Share purchase agreement signed with Banco Modal S.A

On January 6, 2022, the Group entered into a binding agreement to acquire up to 100% of the total share of Banco Modal, through Banco XP, which would be paid with up to 19.5 million newly issued XP Inc. Class A shares or Brazilian Depository Receipts (BDR), implying a premium of 35% over Banco Modal’s last thirty days average price. The companies share the common goal of exceeding clients’ expectations and democratizing access to high quality and low-cost financial products and services.

The transaction was approved by Administrative Council for Economic Defense (CADE) in July 2022 and by Brazilian Central Bank (BACEN) in June 2023. The closing occurred on July 1, 2023, the date on which the Group obtained control of Banco Modal S.A. In the same date, Banco XP paid the former shareholders of Banco Modal with 18.7 million XP Inc BDRs. This amount reflects the initial amount of 19.5 million BDRs adjusted for the interest on equity amount of R$ 82,052, distributed by Banco Modal since the signing of the binding agreement until the closing date of the transaction.

e)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and joint ventures. Disaggregated information is only reviewed at the revenue level (Note 21), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 21 (c) for a breakdown of total revenue and income and selected assets by geographic location.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

f)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set in the consolidated financial statements for the year ended December 31, 2022.

3.	Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under resale agreements

	June 30, 2023	December 31, 2022

Collateral held	3,822,332	834,975
National Treasury Notes (NTNs) (i)	2,897,885	645,188
Financial Treasury Bills (LFTs) (i)	599,993	-
Debentures (ii)	205,887	84,065
Real Estate Receivable Certificates (CRI) (ii)	106,592	82,633
Other	11,975	23,089

Collateral repledged	11,966,825	6,771,526
National Treasury Bills (LTNs) (i)	-	227,713
National Treasury Notes (NTNs) (i)	5,232,895	2,842,159
Financial Treasury Bills (LFTs) (i)	1,500,007	-
Debentures (ii)	1,827,885	929,346
Real Estate Receivable Certificates (CRIs) (ii)	2,482,514	2,019,639
Agribusiness Receivables Certificates (CRAs) (ii)	154,529	101,091
Agribusiness Credit Bill (LCAs) (ii)	-	171,730
Interbank Deposits Certificates (CDIs) (ii)	635,669	-
Other	133,326	479,848

Expected Credit Loss (iii)	(3,551)	(2,681)

Total	15,785,606	7,603,820

(i) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in exclusive funds.

(ii) Refers to fixed-rate fixed-income assets, which are low-risk investments collateral-backed.

(iii) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

As of June 30, 2023, securities purchased under resale agreements were carried out at average interest rates of 14.00% p.a. (13.65% p.a. as of December 31, 2022).

As of June 30, 2023, the amount of R$ 3,611,766 (December 31, 2022 - R$ 646,478), from the total amount of collateral held portfolio, is being presented as cash equivalents in the statements of cash flows.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

b)	Securities sold under repurchase agreements

	June 30, 2023	December 31, 2022
National Treasury Bills (LTNs)	4,652,520	8,569,145
National Treasury Notes (NTNs)	16,112,745	12,347,218
Financial Treasury Bills (LFTs)	1,569,137	533,509
Debentures	2,773,967	1,831,846
Real Estate Receivables Certificates (CRIs)	8,079,490	6,471,410
Financial Credit Bills (LFs)	644,132	1,111,890
Agribusiness Receivables Certificates (CRAs)	790,940	925,073
Total	34,622,931	31,790,091

As of June 30, 2023, securities sold under repurchase agreements were agreed with average interest rates of 9.03% p.a. (December 31, 2022 – 13.65% p.a.), with assets pledged as collateral.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

4.	Securities

a)	Securities classified at fair value through profit and loss are presented in the following table:

				June 30, 2023				December 31, 2022
	Gross carrying amount		Group portfolio	Retirement plan assets (i)				Retirement plan assets (i)
		Fair value			Gross carrying amount	Fair value	Group portfolio
Financial assets
At fair value through profit or loss
Available portfolio	95,733,934	98,190,143	47,385,723	50,804,420	86,273,732	86,336,920	40,648,295	45,688,625
Brazilian onshore sovereign bonds	31,415,186	33,692,279	31,623,305	2,068,974	25,262,407	25,127,998	22,799,302	2,328,696
Investment funds	49,497,700	49,497,700	2,110,541	47,387,159	42,274,069	42,274,069	2,389,131	39,884,938
Stocks issued by public-held company	4,499,315	4,499,315	4,182,663	316,652	5,494,957	5,494,957	5,155,761	339,196
Debentures	2,564,864	2,557,287	2,034,452	522,835	5,013,524	4,990,882	2,768,843	2,222,039
Structured notes	141,306	191,619	191,619	-	243,790	285,560	285,560	-
Bank deposit certificates (ii)	920,988	934,892	916,115	18,777	525,778	541,294	523,859	17,435
Agribusiness receivables certificates	1,686,403	1,672,575	1,654,756	17,819	1,998,287	1,984,686	1,964,977	19,709
Real estate receivables certificates	1,904,665	1,921,225	1,919,824	1,401	1,799,625	1,803,111	1,800,671	2,440
Financial credit bills	444,956	493,320	110,277	383,043	663,589	738,028	16,981	721,047
Real estate credit bill	162,386	162,926	162,926	-	2,299,236	2,302,124	2,302,124	-
Agribusiness credit bills	637,436	637,551	637,551	-	254,300	256,129	256,129	-
Commercial notes	507,091	541,740	534,845	6,895	334,568	348,025	292,705	55,320
Others (iv)	1,351,638	1,387,714	1,306,849	80,865	109,602	190,057	92,252	97,805
Investments held in trust accounts	1,089,925	1,089,925	1,089,925	-	1,176,084	1,176,084	1,176,084	-
US government bonds (iii)	1,089,925	1,089,925	1,089,925	-	1,176,084	1,176,084	1,176,084	-
Total	96,823,859	99,280,068	48,475,648	50,804,420	87,449,816	87,513,004	41,824,379	45,688,625

(i)	Those financial products represent investment contracts that have the legal form of retirement plans, which do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). Besides assets which are presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within investment funds line. As of June 30, 2023, those assets represent R$ 183,583 (December 31, 2022 - R$ 183,732).

(ii)	Bank deposit certificates include R$ 243,611 (December 31, 2022 – R$ 252,877) presented as cash equivalents in the statements of cash flows.

(iii)	Related to investments received through IPO transactions derived by XPAC Acquisition Corp. These funds are restricted for use and may only be used for purposes of completing an initial business combination or redemption of public shares as set forth in XPAC Acquisition Corp. trust agreement.

(iv)	Mainly related to bonds issued and traded overseas and other securities.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

Securities at fair value through other comprehensive income are presented in the following table:

	June 30, 2023		December 31, 2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets
At fair value through other comprehensive income
Brazilian onshore sovereign bonds	30,483,842	30,581,959	33,532,740	32,931,403
Brazilian offshore sovereign bonds	-	-	1,379,129	1,321,258
Foreign sovereign bonds	2,475,080	2,509,123	-	-
Corporate bonds	-	-	238,730	226,007
Total	32,958,922	33,091,082	35,150,599	34,478,668

b)	Securities evaluated at amortized cost are presented in the following table:

	June 30, 2023		December 31, 2022
	Gross carrying amount	Book value	Gross carrying amount	Book value
Financial assets
At amortized cost (i)
Brazilian onshore sovereign bonds	5,463,236	5,460,746	5,835,971	5,834,628
Foreign sovereign bonds	-	-	1,743,688	1,742,311
Rural product note	588,168	587,938	507,131	506,927
Commercial notes	1,775,768	1,775,256	1,188,237	1,188,237
Total	7,827,172	7,823,940	9,275,027	9,272,103

(i) Includes expected credit losses in the amount of R$ 3,231 (December 31, 2022 – R$2,924). The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

c)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	June 30, 2023		December 31, 2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities	14,100,789	14,100,789	13,048,246	13,048,246

d)	Debentures designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos, issued non-convertible Debentures, in the aggregate amount of R$ 500,018, with the objective of funding the Group’s working capital for the construction of “Vila XP” at São Roque, State of São Paulo and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (Brazilian inflation index) plus 5% p.a.

	June 30, 2023		December 31, 2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial liabilities
At fair value through profit or loss
Debentures	586,707	453,013	567,838	481,019

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the six months period ended June 30, 2023.

Determination of own credit risk for items for which the fair value option was elected

The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.

e.1) Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of June 30, 2023, for instruments for which the fair value option has been elected.

			June 30, 2023
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding
Long-term debt
Debentures	586,707	453,013	(133,694)

e)	Securities classified by maturity:

		Assets		Liabilities
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Financial assets
At fair value through PL and at OCI
Current	69,547,475	73,569,049	13,995,900	13,048,246
Non-stated maturity	57,910,798	49,001,359	13,991,725	13,048,246
Up to 3 months	7,978,122	18,739,708	-	-
From 4 to 12 months	3,658,555	5,827,982	4,175	-

Non-current	62,823,675	48,422,623	557,902	481,019
After one year	62,823,675	48,422,623	557,902	481,019

Evaluated at amortized cost
Current	4,857,747	7,952,328	-	-
Up to 3 months	1,913,762	3,327,313	-	-
From 4 to 12 months	2,943,985	4,625,015	-	-

Non-current	2,966,193	1,319,775	-	-
After one year	2,966,193	1,319,775	-	-

Total	140,195,090	131,263,775	14,553,802	13,529,265

The reconciliation of expected loss to financial assets at amortized cost – securities segregated by stages is demonstrated in Note 10.

5.	Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

	June 30, 2023
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	2,851,354,461	8,417,306	87	2,131,008	3,344,846	2,941,452
Swap contracts	122,331,340	3,326,824	4	171,751	259,816	2,895,257
Forward contracts	45,875,969	12,850,966	1	297,236	1,977,478	10,576,252
Future contracts	271,965,475	589,444	8	186,353	255,492	147,599
Total	3,291,527,247	25,184,540	100	2,786,348	5,837,632	16,560,560

Liabilities
Options	2,498,372,983	9,919,321	90	2,060,140	2,737,731	5,121,450
Swap contracts	119,241,180	3,145,409	4	159,048	461,267	2,525,094
Forward contracts	129,167,228	13,096,037	5	384,790	1,977,441	10,733,806
Future contracts	36,243,503	85,772	1	50,174	35,598	-
Others (i)	-	-	-	-	-	-
Total	2,783,024,893	26,246,539	100	2,654,152	5,212,037	18,380,350

	December 31, 2022
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	1,253,758,408	5,542,340	94	1,209,290	1,931,618	2,401,432
Swap contracts	32,705,136	2,828,613	2	62,729	350,012	2,415,872
Forward contracts	16,058,162	549,953	1	352,796	132,119	65,038
Future contracts	34,679,065	296,249	3	73,621	222,628	-
Total	1,337,200,771	9,217,155	100	1,698,436	2,636,377	4,882,342

Liabilities
Options	852,098,826	7,086,946	84	1,387,988	1,781,457	3,917,501
Swap contracts	13,755,838	839,421	1	44,526	261,669	533,226
Forward contracts	13,548,954	511,167	1	150,119	224,932	136,116
Future contracts	140,039,765	161,574	14	53,421	72,349	35,804
Others (i)	84,184	6,301	-	6,301	-	-
Total	1,019,527,567	8,605,409	100	1,642,355	2,340,407	4,622,647

(i)	Related to Public Warrants and Private placement Warrants liabilities issued by XPAC Acquisition Corp.

6.	Hedge accounting

The Group has three types of hedge relationships: hedge of net investment in foreign operations; fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variation;

•	Stock Grant Charges: Risk of volatility in XP Inc stock prices, listed on NASDAQ.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

a)	Hedge of net investment in foreign operations

The objective of the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holdings International and XP Advisors Inc. The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non-Deliverable Forward (“NDF”) contracts. The Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

Strategies	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
June 30, 2023
Foreign exchange risk
Hedge of net investment in foreign operations	435,771	-	(42,584)	427,652	42,203
Total	435,771	-	(42,584)	427,652	42,203

December 31, 2022
Foreign exchange risk
Hedge of net investment in foreign operations	395,564	-	(17,281)	414,043	18,480
Total	395,564	-	(17,281)	414,043	18,480

b)	Fair value hedge

The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities. The group applies fair value hedges as follows:

•	Hedging the exposure of fixed-income securities carried out through structured notes. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro). The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A., seeking to obtain the closest match deadlines and volumes as possible.

•	Hedging to protect the change in the fair value of the exchange and interest rate risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) recognized in the balance sheet of XP Inc in July 2021 by contracting derivatives.

•	Hedging the exposure of fixed-income securities carried out through sovereign and corporate bonds issued in local or foreign currencies, mainly US Dollars. The market risk hedge strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

Strategies	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
June 30, 2023
Interest rate and foreign exchange risk
Structured notes	-	13,897,668	(754,435)	13,918,528	751,295
Issued bonds	-	3,434,658	297,285	3,353,507	(307,203)
Fixed income bonds	1,472,332	-	75,564	1,479,498	(70,597)
Total	1,472,332	17,332,326	(381,586)	18,751,533	373,495

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

Strategies	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities
December 31, 2022
Interest rate and foreign exchange risk
Structured notes	-	10,648,559	726,798	10,663,672	(734,656)
Issued bonds	-	3,889,699	323,881	3,646,613	(362,994)
Fixed income bonds	3,589,909	-	(163,541)	3,577,084	165,164
Total	3,589,909	14,538,258	887,138	17,887,369	(932,486)

c)	Cash flow hedge

In March 2022, XP Inc recorded a new hedge structure, in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share-based compensation plans using SWAP-TRS contracts. The transaction has been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. Labor tax payments are due upon delivery of shares to employees under share-based compensation plans and are directly related to share price at that time.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
June 30, 2023
Market price risk
Long term incentive plan taxes		397,838	(56,056)	404,000	64,215
Total		397,838	(56,056)	404,000	64,215

December 31, 2022
Market price risk
Long term incentive plan taxes	-	262,756	346,900	261,818	(348,248)
Total	-	262,756	346,900	261,818	(348,248)

The table below presents, for each strategy, the nominal value and the adjustments to the fair value of the hedging instruments and the book value of the hedged object:

					June 30, 2023
Hedge Instruments	Notional amount	Book value		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Futures	18,489,945	1,472,332	17,070,347	396,009	(6,195)
Foreign exchange risk
Futures	689,239	435,771	261,980	19,688	(2,277)
Market price risk
Swaps	404,000	-	397,838	64,215	8,159

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

					December 31, 2022
Hedge Instruments	Notional amount	Book value		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Futures	17,604,185	3,589,909	14,218,543	(890,103)	(41,295)
Foreign exchange risk
Futures	697,227	395,594	319,715	(23,903)	(2,825)
Market price risk
Swaps	261,818	-	262,756	(348,248)	(1,348)

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	June 30, 2023			December 31, 2022
Strategies	Hedge instruments		Hedge item	Hedge instruments		Hedge item
	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value
Hedge of fair value	18,751,533	373,495	(381,586)	17,887,369	(932,486)	887,138
Hedge of net investment in foreign operations	427,652	42,202	(42,584)	414,043	18,480	(17,252)
Hedge of cash flow	404,000	64,215	(56,056)	261,818	(348,248)	346,900
Total	19,583,185	479,912	(480,226)	18,563,230	(1,262,254)	1,216,786

The table below shows the breakdown notional value by maturity of the hedging strategies:

		June 30, 2023
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of fair value	409,964	2,790,906	3,174,769	9,068,825	2,901,222	405,744	103	18,751,533
Hedge of net investment in foreign operations	396,774	30,878	-	-	-	-	-	427,652
Hedge of cash flow	404,000	-	-	-	-	-	-	404,000
Total	1,210,738	2,821,784	3,174,769	9,068,825	2,901,222	405,744	103	19,583,185

		December 31, 2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of fair value	229,368	707,421	2,773,333	5,913,477	5,930,291	2,333,479	-	17,887,369
Hedge of net investment in foreign operations	381,958	-	32,085	-	-	-	-	414,043
Hedge of cash flow	261,818	-	-	-	-	-	-	261,818
Total	873,144	707,421	2,805,418	5,913,477	5,930,291	2,333,479	-	18,563,230

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

7.	Loan operations

Following is the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	June 30, 2023	December 31, 2022
Pledged asset loan	21,687,858	20,198,764
Retail	11,685,125	10,932,086
Companies	5,510,995	5,311,675
Credit card	4,491,738	3,955,003
Non-pledged loan	2,511,595	2,061,774
Retail	278,391	309,468
Companies	411,988	546,678
Credit card	1,821,216	1,205,628
Total loans operations	24,199,453	22,260,538
Expected Credit Loss (Note 10)	(111,804)	(49,377)
Total loans operations, net of Expected Loss	24,087,649	22,211,161

By maturity	June 30, 2023	December 31, 2022
Overdue by 1 day or more	115,267	69,855
Due in 3 months or less	3,283,198	2,427,127
Due after 3 months through 12 months	6,120,329	7,211,321
Due after 12 months	14,680,659	12,552,235
Total loans operations	24,199,453	22,260,538
By concentration

	June 30, 2023	December 31, 2022
Largest debtor	800,000	814,284
10 largest debtors	2,516,212	2,458,714
20 largest debtors	3,462,450	3,241,494
50 largest debtors	4,822,155	4,484,877
100 largest debtors	6,011,732	5,615,708

XP Inc offers loan products through Banco XP to its customers. The loan products offered to its customers are mostly fully collateralized by customers’ investments on XP platform and credit product strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.

The reconciliation of loans operations according with IFRS 9 is demonstrated in Note 10.

8.	Prepaid expenses

	June 30, 2023	December 31, 2022
Commissions and premiums paid in advance (a)	3,874,213	3,863,986
Marketing expenses	32,276	16,893
Services paid in advance	45,780	48,775
Other expenses paid in advance	317,244	310,453
Total	4,269,513	4,240,107

Current	870,394	789,609
Non-current	3,399,119	3,450,498

(a) Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the statement of income of the Company, linearly, according to the investment term period.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

9.	Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	June 30, 2023	December 31, 2022
Cash and settlement records	776,556	1,394,451
Debtors pending settlement	2,250,588	1,980,341
Other	214	1,387
(-) Expected losses on Securities trading and intermediation (a)	(110,142)	(105,179)
Total Assets	2,917,216	3,271,000

Cash and settlement records	99,221	171,659
Creditors pending settlement	2,991,356	2,401,828
Customer’s cash on investment account	12,360,424	13,489,210
Total Liabilities	15,451,001	16,062,697

(a) The reconciliation of gross carrying amount and the expected loss segregated by stages according to IFRS 9 were demonstrated in Note 10.

10.	Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

It is presented below the reconciliation of gross carrying amount of financial assets through other comprehensive income and financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three-stage model, the low credit risk simplification and the simplified approach and the ECLs as of June 30, 2023:

			June 30, 2023
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i) (vi)	33,091,082	(8,537)	33,091,082
Financial assets amortized cost
Low credit risk simplification
Securities (i)	7,827,171	(3,231)	7,823,940
Securities purchased under agreements to resell (i)	15,789,157	(3,551)	15,785,606
Three stage model
Loans and credit card operations (ii) (iii) (iv) (vii)	24,199,453	(104,333)	24,095,120
Simplified approach
Securities trading and intermediation	3,027,358	(110,142)	2,917,216
Accounts receivable	687,585	(41,854)	645,731
Other financial assets	7,681,270	(51,343)	7,629,927

Total losses for on-balance exposures	92,303,076	(322,991)	91,988,622

Off-balance exposures (v)	7,186,657	(7,471)	7,179,186
Other off-balance exposures	-	(52,892)	(52,892)

Total exposures	99,489,733	(383,354)	99,114,916

(i)	Financial assets considered in Stage 1,

(ii)	As of June 30, 2023, are presented in Stage 1: Gross amount of R$ 22,848,386 and ECL of R$ 42,103; Stage 2: Gross amount of R$ 1,278,224 and ECL of R$ 13,530; Stage 3: Gross amount of R$ 72,843 and ECL of R$ 48,701, respectively.

(iii)	Gross amount: As of June 30, 2023 there were transfers between Stage 1 to Stage 2 of R$ 683,647; Stage 1 to Stage 3 of R$ 41,291; Stage 2 to Stage 1 of R$ 397,394; Stage 2 to Stage 3 of R$ 23,265; Stage 3 to Stage 1 of R$ 57 and Stage 3 to Stage 2 of R$ 4.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(iv)	Expected credit loss: As of June 30, 2023, there were transfers between Stage 1 to Stage 2 of R$ 8,079; Stage 1 to Stage 3 of R$ 23,141; Stage 2 to Stage 1 of R$ 1,227; Stage 3 to Stage 1 of R$ 2 and Stage 2 to Stage 3 of R$ 17,589.

(v)	Include credit cards limits and letters of guarantee.

(vi)	The loss allowance for ECL of R$ 8,537 on securities at fair value through other comprehensive income does not reduce the carrying amount, but an amount equal to the allowance is recognized in OCI as an accumulated impairment amount, with corresponding impairment gains or losses recognized in the statement of income.

(vii) In the six months period ended June 30, 2023, there was R$ 8,542 of credit write-off.

			December 31, 2022
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i)	35,150,599	(8,077)	35,142,522
Financial assets amortized cost
Low credit risk simplification
Securities (i)	9,275,027	(2,924)	9,272,103
Securities purchased under agreements to resell (i)	7,606,501	(2,681)	7,603,820
Three stage model
Loans and credit card operations (ii) (iii)(iv)	21,168,048	(43,149)	21,124,899
Simplified approach
Securities trading and intermediation	3,376,179	(105,179)	3,271,000
Accounts receivable	632,673	(34,786)	597,887
Other financial assets	3,568,298	(51,109)	3,517,189

Total losses for on-balance exposures	80,777,325	(247,905)	80,529,420

Off-balance exposures (credit card limits) (v)	4,759,298	(6,228)	4,753,070
Other off-balance exposures	-	(15,214)	(15,214)

Total exposures	85,536,623	(269,347)	85,267,276

(i)	Financial assets considered in Stage 1.

(ii)	As of December 31, 2022, are presented in Stage 1: Gross amount of R$ 21,168,048 and ECL of R$ 21,312, Stage 2: Gross amount of R$ 1,073,170 and ECL of R$ 7,656, Stage 3: Gross amount of R$ 19,319 and ECL of R$ 14,181 respectively.

(iii)	As of December 31, 2022 there were transfers between Gross amount Stage 1 to Stage 2 of R$ 945,055, Stage 1 to Stage 3 of R$ 12,373, Stage 2 to Stage 1 of R$ 449,698, Stage 2 to Stage 3 of R$ 6,642, Stage 3 to Stage 1 of R$ 5 and Stage 3 to Stage 2 of R$ 5.

(iv)	As of December 31, 2022, there were transfers between ECL Stage 1 to Stage 2 of R$ 6,940, Stage 1 to Stage 3 of R$ 8,624, Stage 2 to Stage 1 of R$ 1,091 and Stage 2 to Stage 3 of R$ 5,308.

(v)	As of December 31, 2022, there were no transfers between stages.

11.	Investments in associates and joint ventures

Set out below are the associates and joint ventures of the Group as of June 30, 2023 and December 31, 2022.

Entity	December 31, 2022	Changes in Equity	Equity in earnings / Fair value	Other comprehensive income	June 30, 2023
Equity-accounted method
Associates (i.a)	748,306	(11,033)	34,381	263	771,917
Measured at fair value
Associates (ii)	1,523,425	(41,616)	(3,410)	-	1,478,399
Total	2,271,731	(52,649)	30,971	263	2,250,316

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

Entity	December 31, 2021	Changes in Equity	Equity in earnings / Fair value	Other comprehensive income	June 30, 2022
Equity-accounted method
Associates	790,744	(24,257)	(14,854)	(797)	750,836
Joint ventures	1,197	1,073	(219)	(31)	2,020
Measured at fair value
Associates (ii)	1,221,424	181,746	74,005	-	1,477,175
Total	2,013,365	158,562	58,932	(828)	2,230,031

(i) As of June 30, 2023 and December 31, 2022, includes the interests in the total and voting capital of the following companies:

(a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% of the total and voting capital on June 30, 2023, and December 31, 2022); Primo Rico Mídia, Educacional e Participações Ltda. (21.83% of the total and voting capital on June 30, 2023 and 29.26% on December 31, 2022); NK112 Empreendimentos e Participações S.A. (49.9% of the total and voting capital on June 30, 2023, and December 31, 2022).

(ii) As mentioned in Note 2 (c)(iii), the Group valued the investments held through our investment funds at fair value. The fair value of investments is presented in the statement of income as Net income/(loss) from financial instruments at fair value through profit or loss.

12.	Property, equipment, goodwill, intangible assets and lease

a)	Changes in the period

	Property and equipment	Intangible assets

As of January 1, 2022	313,964	820,975
Additions	20,600	15,481
Business combination	-	38,637
Write-offs	-	(6,014)
Transfers	(15,000)	-
Foreign exchange	(554)	772
Depreciation / amortization in the period	(15,441)	(57,631)
As of June 30, 2022	303,569	812,220
Cost	377,406	1,095,807
Accumulated depreciation / amortization	(73,837)	(283,587)

As of January 1, 2023	310,894	844,182
Additions	7,733	41,946
Write-offs	(364)	(1,566)
Foreign exchange	(701)	(2,570)
Depreciation / amortization in the period	(16,389)	(45,144)
As of June 30, 2023	301,173	836,848
Cost	407,984	1,467,104
Accumulated depreciation / amortization	(106,811)	(630,256)

b)	Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating units (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2022. As of June 30, 2023, there were no indicators of a potential impairment of goodwill.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

c)	Leases

Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period.

	Right-of-use assets	Lease liabilities

As of January 1, 2022	284,509	318,555
Additions (i)	14,029	14,117
Depreciation expense	(43,534)	-
Interest expense	-	11,220
Revaluation	8,394	(89)
Effects of exchange rate	(5,130)	(5,858)
Payment of lease liabilities	-	(49,275)
As of June 30, 2022	258,268	288,670
Current	-	81,649
Non-current	258,268	207,021

As of January 1, 2023	258,491	285,637
Additions (i)	2,859	2,859
Depreciation expense	(37,146)	-
Write-off	(8,413)	-
Interest expense	-	11,570
Revaluation	535	-
Effects of exchange rate	(7,335)	(8,298)
Payment of lease liabilities	-	(56,797)
As of June 30, 2023	208,991	234,971
Current	-	39,954
Non-current	208,991	195,017

(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

The Group did not recognize rent expense from short-term leases and low-value assets for the six months period ended June 30, 2023 and 2022 and for the three months period ended June 30, 2023 and 2022. The total rent expense for the six months period ended June 30, 2023 of R$ 8,563 (R$4,033 – June 30, 2022) and for the three months period ended June 30, 2023 of R$ 3,365 (R$2,040 – June 30, 2022) includes other expenses related to leased offices such as condominiums.

13.	Financing Instruments Payable

	June 30, 2023	December 31, 2022

Market funding operations (a)	46,306,611	38,093,772
Deposits	25,667,876	20,261,532
Demand deposits	967,741	803,031
Time deposits	24,572,413	19,445,276
Interbank deposits	127,722	13,225
Financial bills	5,205,692	5,675,596
Structured notes	15,247,754	12,109,576
Others	185,289	47,068
Debt securities (b)	5,624,569	5,589,857
Debentures	2,378,799	2,028,681
Bond	3,245,770	3,561,176
Total	51,931,180	43,683,629

Current	22,562,589	19,794,572
Non-current	29,368,591	23,889,057

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(a)	Market funding operations maturity

Maturity - June 30, 2023
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	967,741	-	-	-	-	-	967,741
Time deposits	3,197,391	5,091,053	4,035,378	3,683,202	2,003,933	6,561,456	24,572,413
Interbank deposits	-	-	-	-	-	127,722	127,722
Financial bills	29,367	42,226	17,278	343,269	1,232,973	3,540,579	5,205,692
Structured notes	-	68,997	34,715	157,812	130,640	14,855,590	15,247,754
Others	-	-	-	32,811	31,966	120,512	185,289
Total	4,194,499	5,202,276	4,087,371	4,217,094	3,399,512	25,205,859	46,306,611
Maturity – December 31, 2022
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	803,031	-	-	-	-	-	803,031
Time deposits	3,604,494	4,273,475	5,187,106	1,382,514	2,016,732	2,980,955	19,445,276
Interbank deposits	-	-	-	3,092	-	10,133	13,225
Financial bills	-	-	2,390	1,637,547	405,901	3,629,758	5,675,596
Structured notes	-	-	5,720	35,773	261,019	11,807,064	12,109,576
Others	-	-	1,031	13,053	32,984	-	47,068
Total	4,407,525	4,273,475	5,196,247	3,071,979	2,716,636	18,427,910	38,093,772

(b)	Debt securities maturity

The total balance is comprised of the following issuances:

		June 30, 2023			December 31, 2022
	Rate type	Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total
Bonds (i)	Fixed rate	116,659	3,129,111	3,245,770	128,710	3,432,466	3,561,176
Debentures (ii) (iii)	Floating rate	1,345,178	1,033,621	2,378,799	106,118	1,922,563	2,028,681
Total		1,461,837	4,162,732	5,624,569	234,828	5,355,029	5,589,857
Current				1,461,837			234,828
Non-current				4,162,732			5,355,029

(i)	XP Inc Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$ 3,697 million) with maturity on July 1, 2026, and bear interest at the rate of 3.250% per year and will be guaranteed by XP Investimentos S.A.

(ii)	XP Energia issuance

On December 8, 2021, XP Energia issued non-convertible Debentures in the amount of R$ 485,511. The Debentures series has a maximum authorized issuance up to R$1,000,000. The objective is to fund the Group’s working capital and treasury investments related to wholesale electricity trade business. The principal amount is due and will be paid on the maturity date of December 8, 2023. The interest rate is CDI+2.5% annually payable. On June 30, 2023, the total amount is R$ 793,875, out of which R$ 312,994 is held by entities outside the Group and as such is included in the consolidated financial statement.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(iii)	XP Investimentos debentures

On July 19, 2022, XP Investimentos issued non-convertible debentures in the amount of R$ 1,800,000 (R$ 900,000 of series 1 and R$ 900,000 of series 2). The debentures series, added together, has a maximum authorized issuance up to R$ 1,800,000. The principal amount is due and will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. On June 30, 2023, the total outstanding amount is R$ 2,065,805.

14.	Borrowings

	Annual interest rate %	Maturity	June 30, 2023	December 31, 2022

Financial institution (i)	2.55%	May 2023	-	1,586,052
Financial institution (ii)	CDI (*) + 0.74%	April 2023	-	279,828
Third parties			-	1,865,880

Total borrowings			-	1,865,880

Current			-	1,865,880
Non-current			-	-

(*) Brazilian Interbank Offering Rate (CDI).

(i) Loan agreement with Banco Nacional de México. On May 5, 2023, according to the maturity date, the loan agreement was fully settled.

(ii) Loan agreement entered into on March 28, 2018, with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months. On April 17, 2023, according to the maturity date, the loan agreement was fully settled.

Some of the obligations above contain financial covenants, which have certain performance conditions. The Group complied with these covenants throughout the duration of the contracts (Note 29 (ii)).

15.	Other financial assets and financial liabilities

a)	Other financial assets

	June 30, 2023	December 31, 2022
Foreign exchange portfolio	5,556,146	2,145,174
Receivables from IFAs	169,098	172,884
Compulsory and other deposits at central banks	1,884,758	1,119,169
Other financial assets	71,268	131,071
(-) Expected losses on other financial assets (i)	(51,343)	(51,109)
Total	7,629,927	3,517,189

Current	6,333,420	2,791,244
Non-current	1,296,507	725,945

(i) The reconciliation of gross carrying amount and the expected loss according to IFRS 9 are presented in Note 10.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

b)	Other financial liabilities

	June 30, 2023	December 31, 2022
Foreign exchange portfolio	6,006,725	2,405,429
Structured financing (i)	2,321,050	1,933,522
Credit cards operations	5,898,819	4,987,390
Contingent consideration (ii)	574,318	566,930
Commitments subject to possible redemption (iii)	1,089,925	1,049,130
Lease liabilities	234,971	285,638
Others	120,897	326,174
Total	16,246,705	11,554,213

Current	15,692,266	11,014,262
Non-current	554,439	539,951

(i) Financing for maintenance of financial assets required to perform financial transactions.

(ii) Contractual contingent considerations mostly associated with the investment acquisition. The maturity of the total contingent consideration payment is up to 5 years and the contractual maximum amount payable is R$ 1,105,000 (the minimum amount is zero).

(iii) Related to the IPO transaction of XPAC Acquisition Corp. that occurred on August 3, 2021. The capital issued by XPAC Acquisition Corp. includes conditionally redeemable Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control. See note 2 (d)(b)(i).

16.	Retirement plans liabilities

As of June 30, 2023, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 4 (a)(i)).

Changes in the period:

	Six months period ended June 30,
	2023	2022
As of January, 1	45,733,815	31,921,400
Contributions received	1,093,813	1,424,167
Transfer with third party plans	3,627,802	6,181,585
Withdraws	(2,045,224)	(1,709,718)
Other provisions (Constitution/Reversion)	102,212	47,426
Monetary correction and interest income	2,394,209	1,236,747
As of June 30,	50,906,627	39,101,607

17.	Income tax

a)	Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

	Balance sheet
	June 30, 2023	December 31, 2022

Tax losses carryforwards	641,530	575,120
Goodwill on business combinations (i)	6,912	6,376
Provisions for IFAs’ commissions	90,555	71,986
Revaluations of financial assets at fair value	(408,341)	(214,456)
Expected credit losses (ii)	89,867	58,208
Profit sharing plan	249,436	269,949
Net gain (loss) on hedge instruments	(106,425)	(11,169)
Share-based compensation	678,937	566,721
Other provisions	155,947	178,104
Total	1,398,418	1,500,839
Deferred tax assets	1,532,326	1,611,882
Deferred tax liabilities	(133,908)	(111,043)

	Net change in the six months period ended June 30,		Net change in the three months period ended June 30,
	2023	2022	2023	2022

Tax losses carryforwards	66,410	208,275	22,378	(166,253)
Goodwill on business combinations (i)	536	(6,698)	268	(724)
Provisions for IFAs’ commissions	18,569	9,296	11,442	(119)
Revaluations of financial assets at fair value	(193,885)	(33,181)	(381,093)	68,105
Expected credit losses (ii)	31,659	11,930	18,477	5,836
Profit sharing plan	(20,513)	(13,611)	152,445	173,658
Net gain (loss) on hedge instruments	(95,256)	(30,054)	(77,213)	7,135
Share based plan	112,216	116,258	83,824	50,655
Other provisions	(22,157)	20,207	62,208	40,082
Total	(102,421)	282,422	(107,264)	178,375

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the acquired entity is sold or merged into another entity.

(ii)	Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

	Six months period ended June 30,
	2023	2022

As of January, 1	1,480,442	1,244,135
Foreign exchange variations	(39,774)	(8,335)
Charges to statement of income	248,414	260,015
Tax relating to components of other comprehensive income	(290,664)	30,742
As of June 30,	1,398,418	1,526,557

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 9,282 (December 31, 2022 - R$ 13,001) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

b)	Income tax expense reconciliation

The tax on the Group’s pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the six and three months period ended June 30:

	Six months period		Three months period
	ended June 30,		ended June 30,
	2023	2022	2023	2022

Income before taxes	1,783,840	1,723,687	967,692	867,248
Combined tax rate in Brazil (a)	34%	34%	34%	34%
Tax expense at the combined rate	606,506	586,054	329,016	294,865

Income (loss) from entities not subject to taxation	432	50	40	28
Effects from entities taxed at different rates	24,995	827	15,470	(27,731)
Effects from entities taxed at different taxation regimes (b)	(574,754)	(669,073)	(305,073)	(354,424)
Intercompany transactions with different taxation	(39,711)	(12,279)	(22,891)	5,168
Tax incentives and related donation programs	(2,653)	-	(1,924)	-
Nondeductible expenses (non-taxable income), net	(35,692)	42,348	(31,885)	35,574
Effect from social contribution on net income rate (Law No. 14,183)	-	(4,415)	-	(4,415)
Others	31,929	13,343	8,096	5,600
Total	11,052	(43,145)	(9,151)	(45,335)

Current	259,620	216,870	171,535	52,724
Deferred	(248,568)	(260,015)	(180,686)	(98,059)
Total expense / (credit)	11,052	(43,145)	(9,151)	(45,335)

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge)/ Credit	After tax

Foreign exchange variation of investees located abroad	(22,174)	-	(22,174)
Gains (losses) on net investment hedge	26,840	(12,002)	14,838
Changes in the fair value of financial assets at fair value	(67,446)	42,744	(24,702)
As of June 30, 2022	(62,780)	30,742	(32,038)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

Foreign exchange variation of investees located abroad	(45,292)	-	(45,292)
Gains (losses) on net investment hedge	61,493	(19,290)	42,203
Changes in the fair value of financial assets at fair value	672,855	(271,374)	401,481
As of June 30, 2023	689,056	(290,664)	398,392

18.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

On January 10, 2022, XP Inc issued 445,328 Class A common shares (R$ 70,030) as part of our acquisition of a minority stake of Vista Capital (non-cash transaction). As of June 30, 2023, the Company had R$24 of issued capital which were represented by 416,549,823 Class A common shares and 112,717,094 Class B common shares.

(b)	Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

The Board of Directors approved in December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of June 30, 2023, the outstanding number of shares reserved under the plans were 15,486,341 restricted stock units (“RSUs”) (December 31, 2022- 13,684,424) and 1,859,451 performance stock units (“PSUs”) (December 31, 2022 – 2,527,242) to be issued at the vesting date.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(c)	Treasury shares

The Group recognized amounts of treasury shares as a result of: (i) the merger of XPart into XP Inc., which was settled through XP Inc.’s own shares; (ii) the share buy-back program, approved in May 2022, amended in November 2022 and ended in March 2023; (iii) the shares purchase agreements with Itaú Unibanco, signed on June and November 2022. The treasury shares are registered as a deduction from equity until the shares are canceled or reissued.

On April 5, 2023, the Company’s Board of Directors approved the cancellation of 31,267,095 Class A common shares (R$ 2,785,504) held by the Company in treasury.

As of June 30, 2023, the Group held 1,056,308 shares in treasury (19,203,135 – December 31, 2022) with an amount of R$ 117,117 (R$ 1,986,762 - December 31, 2022).

(d)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

For the six months period ended June 30, 2023, XP Inc. has not declared and paid dividends to the shareholders.

Non-controlling shareholders of some XP Inc’s subsidiaries have received dividends in the period ended of June 30, 2023.

(e)	Other comprehensive income

Other comprehensive income consists of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.

19.	Related party transactions

The main transactions carried with related parties, conducted on an arm’s length basis, including interest rates, terms and guarantees, and period-end balances arising from such transactions are as follows:

	Assets (Liabilities)		Revenue (Expenses)
			Six months		Three months period ended June 30,
			period ended June 30,
Relation and transaction	June 30, 2023	December 31, 2022	2023	2022	2023	2022

Shareholders with significant influence (i)	(965,462)	(3,562,079)	6,104	(103,836)	(2,395)	(51,990)
Securities	244,635	238,088	17,403	9,900	8,590	5,489
Securities purchased under agreements to resell	599,993	-	5,101	6,985	2,478	3,375
Accounts receivable	192	476	424	473	6	280
Securities sold under repurchase agreements	(1,810,282)	(3,800,643)	(16,824)	(121,194)	(13,469)	(61,134)

(i)	These transactions are mainly related to Itaúsa S.A. Group.

Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; (v) insurance and (vi) loan operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

20.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically,

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

Management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	June 30, 2023	December 31, 2022
Civil contingencies	23,261	20,419
Labor contingencies	8,472	7,908
Other provisions (i)	47,045	15,214
Total provision	78,778	43,541

Judicial deposits (ii)	13,067	12,077

(i) The Group recorded a provision for the credit risk exposure related to probable future payments expected to occur in the ordinary course of its operations.

(ii) There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the balance sheets and referred above for information.

Changes in the provision during the period

	Six months period ended June 30,		Three months period ended June 30,
	2023	2022	2023	2022
At the beginning of period	43,541	29,310	79,388	30,679
Monetary correction	2,462	2,079	1,076	441
Provision accrued	33,815	2,470	(974)	1,569
Provision reversed	(610)	(202)	(481)	-
Payments	(430)	(1,272)	(231)	(304)
At the end of period	78,778	32,385	78,778	32,385

Nature of claims

a)	Civil

Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of June 30, 2023, there were 305 civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 23,261 (December 31, 2022 - R$ 20,419).

b)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of June 30, 2023, the Company and its subsidiaries are the defendants in 35 cases (December 31, 2022 – 28) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 8,472 (December 31, 2022 - R$ 7,908).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions mentioned above, the Company and its subsidiaries are party to several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. The contingencies amount to approximately R$ 1,094,810 (December 31, 2022 - R$ 893,745).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

Below these claims are summarized by nature:

	June 30, 2023	December 31, 2022
Tax (i) (ii)	589,667	543,463
Civil (iii)	361,616	335,644
Labor	143,527	14,638
Total	1,094,810	893,745

(i)	Employees Profit Sharing Plans: At the end of years 2015, 2019, 2021 and 2022 tax authorities issued assessments against the Group claiming mainly for allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plans related to calendar years of 2011, 2015, 2017 and 2018. According to the tax authorities the Group profit sharing plans did not comply with the provisions of Law 10,101/00.

a.	Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits for the judgment of the special appeal by the Superior Court of the Administrative Council of Tax Appeals (“CARF”). There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice. The amount claimed is R$ 20,222.

b.	Tax assessment related to 2015: The first administrative appeal was denied, and currently the Group awaits for the judgment of the second appeal by the CARF. There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice. The amount claimed is R$ 52,054.

c.	Tax assessment related to 2017: In addition to the claim related to the employees profit sharing plan tax authorities are also challenging the deductibility for Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) purposes of the amounts paid under such plan to the members of the Group’s Council. An administrative appeal was filed against the assessment, which is awaiting judgment by the Federal Revenue Service of Brazil (“RFB”). The total amount claimed is R$ 113,091.

d.	Tax assessment related to 2018: The Group will appeal against the assessment. The total amount claimed is R$135,538 and the risk of loss for this claim was classified as possible.

e.	In June 2022, the Group was notified by the Public Labor Ministry for allegedly unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense and awaits for the judgment of the appeal. The total amount claimed is R$ 135,738. The risk of loss for this claim was classified as possible.

(ii)	Amortization of goodwill: The Group also received three tax assessments in which the tax authorities challenge the deductibility for Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities the respective goodwill was registered in violation of Laws 9,532/97 and 12,973/14, respectively. Currently, the three proceedings are pending judgment by the first instance of RFB. Also, the Group has filed two lawsuits to prevent the issuance of new tax assessments related to such goodwill for other periods.

(iii)	The Group is defendant in 859 (December 31, 2022 – 688) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

(iv)	The Group is defendant in 146 (December 31, 2022 – 28) labor claims by former employees. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

21.	Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Six months period ended June 30,		Three months period ended June 30,
	2023	2022	2023	2022
Major service lines
Brokerage commission	981,708	1,060,334	487,691	499,981
Securities placement	655,490	745,446	406,916	454,481
Management fees	800,358	807,477	418,713	478,475
Insurance brokerage fee	83,496	70,843	42,131	34,650
Commission fees	363,849	192,205	174,378	98,924
Other services	205,438	218,793	91,449	122,352
Gross revenue from services rendered	3,090,339	3,095,098	1,621,278	1,688,863
(-) Sales taxes and contributions on services (i)	(261,591)	(277,594)	(138,514)	(136,311)
Net revenue from services rendered	2,828,748	2,817,504	1,482,764	1,552,552

(i)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)	Net income/(loss) from financial instruments

	Six months period ended June 30,		Three months period ended June 30,
	2023	2022	2023	2022
Net income/(loss) from financial instruments at fair value through profit or loss	2,788,330	3,197,514	1,458,270	1,181,853
Net income/(loss) from financial instruments measured at amortized cost and at fair value through other comprehensive income	1,174,770	595,321	648,170	746,974
Total income from financial instruments	3,963,100	3,792,835	2,106,440	1,928,827
(-) Taxes and contributions on financial income	(109,235)	(59,992)	(40,580)	(52,379)
Net income/(loss) from financial instruments	3,853,865	3,732,843	2,065,860	1,876,448

c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Six months period ended June 30,		Three months period ended June 30,
	2023	2022	2023	2023
Brazil	6,360,556	6,355,597	3,338,261	3,331,895
United States	293,488	192,488	197,523	96,868
Europe	28,569	2,262	12,840	237
Revenues	6,682,613	6,550,347	3,548,624	3,429,000

	June 30, 2023	December 31, 2022
Brazil	9,322,046	8,649,964
United States	502,012	488,158
Europe	62,340	49,496
Selected assets (i)	9,886,398	9,187,618

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

(i) Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

None of the clients represented more than 10% of our revenues for the periods presented.

22.	Operating costs

	Six months period ended June 30,		Three months period ended June 30,
	2023	2022	2023	2022
Commission and incentive costs	1,481,255	1,362,521	760,337	726,438
Operating losses	88,721	24,743	48,100	10,545
Other costs	538,694	435,462	283,708	221,459
Clearing house fees	217,633	207,505	117,472	105,876
Third parties’ services	32,095	29,429	15,866	15,296
Credit card cashback	182,510	99,900	92,779	50,678
Other	106,456	98,628	57,591	49,609
Total	2,108,670	1,822,726	1,092,145	958,442

23.	Operating expenses by nature

	Six months period ended June 30,		Three months period ended June 30,
	2023	2022	2023	2022

Selling Expenses (a)	60,204	58,492	45,262	39,310

Administrative expenses	2,369,851	2,770,440	1,275,912	1,477,738
Personnel expenses	1,658,745	1,993,874	899,083	1,094,388
Compensation	576,452	862,432	327,564	441,423
Employee profit-sharing and bonus	703,869	723,099	398,005	450,133
Executives profit-sharing	64,565	59,143	28,097	34,412
Other personnel expenses (b)	313,859	349,200	145,417	168,420
Other taxes expenses	31,984	32,192	13,284	21,037
Depreciation of property and equipment and right-of-use assets	53,535	58,975	27,019	25,285
Amortization of intangible assets	45,144	57,631	23,818	30,422
Data processing	333,511	316,063	177,756	167,904
Technical services	53,753	74,017	23,667	43,882
Third parties' services	121,759	174,842	76,652	59,125
Other administrative expenses (c)	71,420	62,846	34,633	35,695
Total	2,430,055	2,828,932	1,321,174	1,517,048

(a) Selling expenses refer to advertising and publicity.

(b) Other personnel expenses include benefits, social charges and others.

(c) Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

24.	Other operating income (expenses), net

	Six months period ended June 30,		Three months period ended June 30,
	2023	2022	2023	2022

Other operating income	117,294	35,483	77,214	16,308
Revenue from incentives from Tesouro Direto, B3 and Others	3,321	4,464	563	822
Other operating income (a)	113,973	31,019	76,651	15,486

Other operating expenses	(73,922)	(42,411)	(52,723)	(23,278)
Legal proceedings and agreement with customers	(30,738)	(4,442)	(30,146)	(1,019)
Charity	(5,963)	(19,730)	(1,616)	(13,844)
Other operating expenses (b)	(37,221)	(18,239)	(20,961)	(8,415)

Total	43,372	(6,928)	24,491	(6,970)

(a) Other operating income include recovery of charges and expenses, reversal of operating provisions, interest received on tax and others.

(b) Other operating expenses include fines and penalties, association and regulatory fees and other expenses.

25.	Share-based plan

Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares.

Set out below are summaries of XP Inc's Restricted Stock Units (“RSU”) and Performance Stock Units (“PSU”) activity for the six months period ended June 30, 2023.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1	13,684,424	2,527,242	16,211,666
Granted	2,818,606	-	2,818,606
Forfeited	(995,646)	(667,791)	(1,663,437)
Vested	(21,043)	-	(21,043)
Outstanding, June 30	15,486,341	1,859,451	17,345,792

For the six and three months period ended June 30, 2023, total compensation expense of both plans was, respectively, R$ 208,816 and R$ 140,404 (2022 - R$ 425,651 and R$ 261,967), including R$ 55,593 and R$ 26,331 (2022 - R$ 100,210 and R$ 91,162) of tax provisions, and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

The original weighted-average grant-date fair value of RSU and PSU shares was US$27 and US$ 34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognized as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan have not been modified.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

26.	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the six and three months period ended of June 30:

	Six months period ended June 30,		Three months period ended June 30,
	2023	2022	2023	2022
Net income attributable to owners of the parent	1,770,373	1,765,355	975,353	911,251
Basic weighted average number of outstanding shares (i)(iii)	532,135	558,966	528,210	558,712
Basic earnings per share – R$	3.3269	3.1583	1.8465	1.6310
Effect of dilution
Shared-based plan (ii) (iii)	1,952	17,972	3,358	18,038
Diluted weighted average number of outstanding shares (iii)	534,087	576,938	531,568	576,750
Diluted earnings per share – R$	3.3148	3.0599	1.8349	1.5800

(i)	See on Note 18, the number of XP Inc.’s outstanding common shares during the period.

(ii)	See on Note 25, the number of shares granted and forfeited during the period regarding XP Inc.’s Share-based plan.

(iii)	Thousands of shares.

27.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e., Stock Exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as an instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) – The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward – at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

•	Options – option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Other financial assets and liabilities – Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

•	Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.

•	Contingent consideration: Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	June 30, 2023
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	88,518,489	10,761,579	-	99,280,068	99,280,068
Derivative financial instruments	589,444	24,595,096	-	25,184,540	25,184,540
Investments in associates measured at fair value	-	-	1,478,399	1,478,399	1,478,399
Fair value through other comprehensive income
Securities	33,091,082	-	-	33,091,082	33,091,082
Evaluated at amortized cost
Securities	5,460,005	2,514,905	-	7,974,910	7,823,940
Securities purchased under agreements to resell	-	14,937,829	-	14,937,829	15,785,606
Securities trading and intermediation	-	2,917,216	-	2,917,216	2,917,216
Accounts receivable	-	645,731	-	645,731	645,731
Loan operations	-	24,713,555	-	24,713,555	24,087,649
Other financial assets	-	7,629,927	-	7,629,927	7,629,927
Financial liabilities
Fair value through profit or loss
Securities	14,100,789	453,013	-	14,553,802	14,553,802
Derivative financial instruments	85,772	26,160,767	-	26,246,539	26,246,539
Evaluated at amortized cost
Securities sold under repurchase agreements	-	34,595,169	-	34,595,169	34,622,931
Securities trading and intermediation	-	15,451,001	-	15,451,001	15,451,001
Financing instruments payable	-	52,057,182	-	52,057,182	51,931,180
Accounts payables	-	625,643	-	625,643	625,643
Other financial liabilities	-	15,672,387	574,318	16,246,705	16,246,705

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

	December 31, 2022
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	73,022,643	14,490,361	-	87,513,004	87,513,004
Derivative financial instruments	296,249	8,920,906	-	9,217,155	9,217,155
Investments in associates measured at fair value	-	-	1,523,425	1,523,425	1,523,425
Fair value through other comprehensive income
Securities	34,478,668	-	-	34,478,668	34,478,668
Evaluated at amortized cost
Securities	7,579,658	1,695,368	-	9,275,026	9,272,103
Securities purchased under agreements to resell	-	7,172,777	-	7,172,777	7,603,820
Securities trading and intermediation	-	3,271,000	-	3,271,000	3,271,000
Accounts receivable	-	597,887	-	597,887	597,887
Loan operations	-	20,874,930	-	20,874,930	22,211,161
Other financial assets	-	3,517,189	-	3,517,189	3,517,189
Financial liabilities
Fair value through profit or loss
Securities loaned	13,048,246	481,019	-	13,529,265	13,529,265
Derivative financial instruments	167,874	8,437,535	-	8,605,409	8,605,409
Evaluated at amortized cost
Securities sold under repurchase agreements	-	31,370,050	-	31,370,050	31,790,091
Securities trading and intermediation	-	16,062,697	-	16,062,697	16,062,697
Financing instruments payable	-	43,669,798	-	43,669,798	43,683,629
Borrowings	-	1,814,714	-	1,814,714	1,865,880
Accounts payables	-	617,394	-	617,394	617,394
Other financial liabilities	-	10,987,283	566,930	11,554,213	11,554,213

As of June 30, 2023, and December 31, 2022, the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 11.10% p.a. A change in the discount rate by 100 bps would increase/decrease the fair value by R$ 6,994. The change in the fair value in the contingent consideration between the acquisition date and June 30, 2023, was not material.

The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$ 14,784.

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of June 30, 2023, the Group had no transfers between Level 2 and Level 3.

28.	Management of financial risks and financial instruments

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding one specific subsidiary XP CCTVM, the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seek to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2022. There have been no changes in the risk management department or in any risk management policies since the year-end.

Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

				June 30, 2023
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(400)	(226,987)	(408,858)
Exchange coupons	Foreign currencies coupon rate	(532)	(9,194)	(20,278)
Foreign currencies	Exchange rates	(2,799)	176,458	685,836
Price indexes	Inflation coupon rates	(376)	(44,679)	(82,822)
Shares	Shares prices	(4,565)	(85,943)	(388,068)
Seed Money (i)	Seed Money	(3,016)	(75,407)	(150,812)
		(11,688)	(265,752)	(365,002)

				December 31, 2022
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(174)	(231,438)	(483,589)
Exchange coupons	Foreign currencies coupon rate	(15)	(5,407)	(10,418)
Foreign currencies	Exchange rates	(2,089)	22,825	(120,873)
Price indexes	Inflation coupon rates	(118)	(19,523)	(40,147)
Shares	Shares prices	(4,689)	(46,927)	(242,687)
Seed Money (i)	Seed Money	(6,685)	(167,106)	(334,211)
		(13,770)	(447,576)	(1,231,925)

(i)	Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, price of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor.

29.	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital based on the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, Structured financing and debentures as shown in the balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

The net debt and corresponding gearing ratios as of June 30, 2023 and December 31, 2022 were as follows:

	June 30, 2023	December 31, 2022
Group debt (Note 30)	6,312,553	8,175,437
Structured financing (Note 15 (b))	2,321,050	1,933,522
Total debt	8,633,603	10,108,959
Cash	(2,916,432)	(3,553,126)
Securities purchased under resale agreements (Note 3 (a))	(3,611,766)	(646,478)
Bank deposit certificates (Note 4 (a)(ii))	(243,611)	(252,877)
Other deposits at Central Bank (Note 15 (a))	(776,998)	(514,999)
Net debt	1,084,796	5,141,479

Total Equity attributable to owners of the Parent company	18,440,410	17,035,735
Total capital	19,525,206	22,177,214
Gearing ratio %	5.56%	23.18%

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary XP CCTVM, leader of the Prudential Conglomerate (which includes Banco XP), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

On June 30, 2023, the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

(ii)	Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing” (Note 14), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.

On June 30, 2023, there are no contracts under financial covenants (December 31, 2022 – R$ 279,828). The Group complied with these covenants throughout the duration of the contracts.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated

30.	Cash flow information

a.	Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and notes	Bonds	Total
Total debt as of January 1, 2022	1,928,782	318,555	705,975	4,128,306	7,081,618
Acquisitions / Issuance	-	14,117	25,724	-	39,841
Payments	(2,062)	(49,275)	(175,999)	-	(227,336)
Revaluation	-	(89)	-	-	(89)
Net foreign exchange differences	(99,760)	(5,858)	-	(249,365)	(354,983)
Interest accrued	27,340	11,220	52,006	58,456	149,022
Interest paid	(24,924)	-	(13,460)	(63,838)	(102,222)
Total debt as of June 30, 2022	1,829,376	288,670	594,246	3,873,559	6,585,851

Total debt as of January 1, 2023	1,865,880	285,637	2,596,519	3,911,383	8,659,419
Acquisitions / Issuance	-	2,859	188,208	-	191,067
Payments	(1,812,135)	(56,797)	-	-	(1,868,932)
Revaluation	-	-	-	-	-
Net foreign exchange differences	(80,708)	(8,298)	-	(368,680)	(457,686)
Interest accrued	26,963	11,570	194,682	68,683	301,898
Interest paid	-	-	(13,903)	(58,734)	(72,637)
Total debt as of June 30, 2023	-	234,971	2,965,506	3,552,652	6,753,129

(i)	Debt securities includes Debentures measured at FVPL presented in Note 4(e) and does not include fair value adjustments of (i) Debentures - R$ 133,694 (R$ 86,819 - 2022) and (ii) Bonds - R$ 306,882 (R$ 350,207 - 2022).

31.	Subsequent events

On July 10, 2023, XP Inc. announced the termination of its shareholders agreement executed between XP Control LLC, General Atlantic (XP) Bermuda, Iupar Group, ITB Holding Ltd. and Itaú Unibanco Holding S.A., originally expected to continue until October, 2026. This termination was agreed to between the shareholders and strengthens XP Inc.'s corporate governance practices and the composition of its board of directors. As the main result of the termination, Iupar Group will no longer have the right to nominate members to XP Inc’s board of directors, which was reduced from 11 to 9 members.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2023 In thousands of Brazilian Reais, unless otherwise stated